Exhibit 12.1

HOMESTREET, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

(unaudited)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges (including interest on deposits)
Earnings:
Income (loss) before income tax expense	$34,794	$103,672	$15,905	$(33,550)	$(157,231)
Add: Fixed charges, net	18,522	22,460	32,655	56,724	81,677

Income (loss) before income taxes and fixed charges	$53,316	$126,132	$48,560	$23,174	$(75,554)

Fixed charges:
Interest on borrowings	$4,116	$3,207	$5,883	$15,519	$25,516
Interest on deposits	10,416	16,741	24,815	39,050	54,353
Estimated interest portion of rental expense	3,990	2,512	1,957	2,155	1,808

Total fixed charges	$18,522	$22,460	$32,655	$56,724	$81,677

Ratio of earnings to fixed charges (including interest on deposits)	2.88	5.62	1.49	0.41	(0.93)*

*	Earnings to fixed charges was a deficiency of $75.6 million for the year ended December 31, 2009.

Ratio of earnings to fixed charges (excluding interest on deposits)
Earnings:
Income (loss) before income tax expense	$34,794	$103,672	$15,905	$(33,550)	$(157,231)
Add: Fixed charges, net	8,106	5,719	7,840	17,674	27,324

Income (loss) before income taxes and fixed charges	$42,900	$109,391	$23,745	$(15,876)	$(129,907)

Fixed charges:
Interest on borrowings	$4,116	$3,207	$5,883	$15,519	$25,516
Estimated interest portion of rental expense	3,990	2,512	1,957	2,155	1,808

Total fixed charges	$8,106	$5,719	$7,840	$17,674	$27,324

Ratio of earnings to fixed charges (excluding interest on deposits)	5.29	19.13	3.03	(0.90)*	(4.75)*

*	Earnings to fixed charges was a deficiency of $15.9 million and $129.9 million for the years ended December 31, 2010 and 2009, respectively.